Exhibit 99.1

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

FINANCIAL STATEMENTS AS AT
DECEMBER 31, 2005

231 Val des Bons Malades L-2121 Luxembourg-Kirchberg	RC: Luxembourg B22.232

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

AUDITOR’S REPORT

To the Shareholders of
Espirito Santo Financial Group S.A.
231, Val des Bons Malades
L-2121 Luxembourg

We have audited the accompanying financial statements of ESPIRITO SANTO FINANCIAL GROUP S.A. for the year ended December 31, 2005. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached financial statements give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of ESPIRITO SANTO FINANCIAL GROUP S.A. as of December 31, 2005 and of the results of its operations for the year then ended.

Luxembourg, May 5, 2006	KPMG Audit S.à r.l.
Réviseurs d’Entreprises

E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

BALANCE SHEET AT DECEMBER 31

	Notes	2004	2005

		Euros	Euros
ASSETS
UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES	3	2,866,454	15,378,023
FORMATION EXPENSES	4	—	8,145,442
DISCOUNT ON CONVERTIBLE BOND ISSUES	5	4,583,333	—
FIXED FINANCIAL ASSETS
Financial assets
Shares in affiliated undertakings	6	863,379,951	924,306,137
Loans to affiliated undertakings	7	459,023,238	435,136,227
Other financial assets	8	9,541,803	12,168,068
CURRENT ASSETS
Debtors	9	15,072,217	2,400,084
Transferable securities	10	2,274,208	1
Cash at bank and cash in hand	11	61,664,536	400,294,104
PREPAYMENTS		68,641	47,325

		1,418,474,381	1,797,875,411

LIABILITIES
CAPITAL AND RESERVES
Subscribed capital	12	479,085,550	567,240,550
Share premium account	13	170,526,368	249,865,868
Reserves
Legal reserve	13	24,515,510	25,273,510
Other reserves	13	136,245,349	136,245,349
Profit brought forward	13	—	4,812,522
Profit for the financial year		15,152,233	7,784,558
CREDITORS
Bonds	14	310,000,000	538,393,000
Other creditors	15	282,949,371	268,260,054

		1,418,474,381	1,797,875,411

The accompanying notes 1 to 19 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

	Notes	2004	2005

		Euros	Euros
CHARGES

External charges		4,446,768	4,952,710
Amortisation of costs in respect of debt securities	3	1,481,663	2,811,719
Value adjustments in respect of formation expenses	4	—	822,017
Other operating charges	16	1,649,304	16,682,851
Interest payable and similar charges		34,837,148	31,550,167
Concerning affiliated undertakings		16,118,958	15,456,219
Other interest payable and similar charges		18,718,190	16,093,948

		42,414,883	56,819,464
Profit for the financial year		15,152,233	7,784,558

		57,567,116	64,604,022

INCOME
Gains on sale of shares in affiliated undertakings	17	2,295,864	191,782
Income from participating interests		50,499,108	49,487,548
Derived from affiliated undertakings	17	50,499,108	49,487,548
Income from other transferable securities and
from loans forming part of the fixed assets	17	3,524,044	10,858,531
Derived from affiliated undertakings		2,288,843	2,411,948
Other income		1,235,201	8,446,583
Other interest receivable and similar income		1,248,100	4,066,161
Derived from affiliated undertakings		920,707	3,600,806
Other interest receivable and similar undertaking		327,393	465,355

		57,567,116	64,604,022

The accompanying notes 1 to 19 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

NOTE 1 — ACTIVITY

Espírito Santo Financial Group SA (“the Company” or “ESFG”) is a limited liability company (société anonyme) incorporated under Luxembourg law on November 28, 1984 for an unlimited duration.

Espírito Santo Financial Group SA is the holding company of the banking and financial activities of the Espírito Santo group. The non-financial interests of the group are held by Espírito Santo Resources Ltd., Nassau. The Company and Espírito Santo Resources Ltd, Nassau, are subsidiaries of E.S. International SA (ESI), a Luxembourg company.

The Company has extensive transactions and relationships with members of the Espírito Santo group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.

Consolidated financial statements are available at the Company’s registered office at 231, Val des Bons-Malades in Luxembourg.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting convention and basis of presentation

The financial statements have been prepared, for all years presented, in conformity with Luxembourg legal and regulatory requirements, under the historical cost convention, and in the format applicable to Luxembourg commercial companies. The presentation of the 2004 figures has been adapted to conform with this year’s presentation.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income and expenses recognition

Income and expenses are generally recognized on an accrual basis. Dividends from investments are accounted for as income when received.

Expenses arising on issuance of debt securities are capitalised and amortised over the life of the bonds. Expenses arising on capital increases are capitalised and amortised over a five years period.

Discount arisen on debt securities issues

Discounts arising in respect of convertible bond issues are amortised in line with the conversion or the life of the securities, whichever period is shorter. Discounts relating to non-convertible debt securities issues are amortised over the life of the bonds.

Financial assets

Financial assets are stated at acquisition cost. Provisions for write down are made when an impairment loss is identified.

Investments in transferable securities

Investments in transferable securities are stated at the lower of cost and market value. Unrealised losses are recognised through the profit and loss account.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

Foreign currencies

The books of accounts are maintained in Euro. Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. All assets and liabilities expressed in currencies other than Euro are translated at exchange rates ruling at the year end, except for investments in subsidiaries and affiliated undertakings which are kept at historical exchange rates. Any exchange gains or losses are recognised in the profit and loss account.

NOTE 3 — UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES

This balance relates to the unamortised costs in respect of debt securities, as follows:

	2004	2005

	Euros	Euros
Cost at the beginning of the year	7,408,317	7,408,317

Additions for the year	—	15,323,288
Repurchase for the year	—	(6,517,365)

Cost at the end of the year	7,408,317	16,214,240

Amortisation at the beginning of the year	(3,060,200)	(4,541,863)
Amortisation of the year	(1,481,663)	(2,811,719)
Disposals of the year	—	6,517,365

Amortisation at the end of the year	(4,541,863)	(836,217)

Unamortised cost at the end of the year	2,866,454	15,378,023

The additions for the year include the costs in relation to the issuance of Euro 500,000,000 Fixed Rate Step Up Notes due 2025 (see Note 14).

The disposals relate to the repurchase on the market of Euro 271,607,000 Convertible Bonds (see Note 14).

NOTE 4 — FORMATION EXPENSES

This balance relates to the unamortised costs in respect of capital increases, as follows:

	2004	2005

	Euros	Euros
Cost at the beginning of the year	—	—
Additions for the year	—	8,967,459

Cost at the end of the year	—	8,967,459

Amortisation at the beginning of the year	—	—
Amortisation of the year	—	(822,017)

Amortisation at the end of the year	—	(822,017)

Unamortised cost at the end of the year	—	8,145,442

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

NOTE 5 — DISCOUNT ON CONVERTIBLE BOND ISSUES

	2004	2005

	Euros	Euros
Discount on Euro 110,0000,000 3.47% 2007 – issued January 2002	11,000,000	11,000,000

Amortisation at the beginning of the year	(4,216,667)	(6,416,667)
Amortisation for the year	(2,200,000)	(4,583,333)

Amortisation at the end of the year	(6,416,667)	(11,000,000)

Net discount at the end of the year	4,583,333	—

In 2005, the discount on convertible bond issues has been fully amortised due to the repurchase on the market of Euro 110,000,000 Convertible Bonds (see Note 14).

The Euro 110,000,000 Convertible Bonds issued in January 2002 (see Note 14) at 90% of their principal amount resulted in a discount of Euro 11,000,000 to be amortised over the duration of the issue.

NOTE 6 — SHARES IN AFFILIATED UNDERTAKINGS

		2004	2005	Percentage of capital held

Company	Location	Euros	Euros

Espírito Santo Financial (Portugal) SGPS, SA	Portugal	437,117,693	437,117,693	100.0
Bespar SGPS, SA	Portugal	33,572,480	44,029,887	2.1
Banco Espírito Santo SA	Portugal	29,805,775	26,746,629	0.7
Espírito Santo Saúde SGPS, SA	Portugal	7,500,000	16,500,000	15.0
ESFIL – Espírito Santo Financière SA	Luxembourg	60,139,112	60,139,112	100.0
Partran SGPS, SA	Portugal	220,690,722	264,646,252	66.7
Centum SGPS, SA	Portugal	59,563,921	59,563,921	100.0
Compagnie Bancaire Espírito Santo SA	Switzerland	154,764	154,764	1.0
ESFG Overseas Ltd.	Cayman Islands	1	1	100.0
ES Bank (Panama) SA	Panama	17,274,793	17,274,793	66.7
ES Venture Ltd	British Virgin Islands	10,000	—	—
ES Equipamentos e Segurança SA	Portugal	41,605	—	—
Others		4,975	4,975	—

		865,875,841	926,178,027
Provision for write down of investments in group companies		(2,495,890)	(1,871,890)

		863,379,951	924,306,137

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

During 2005, the following transactions took place:

—	sale of 222,761 shares of Banco Espírito Santo, generating a loss of Euro 425,613 (see Note 17);

—	sale of ES Equipamentos e Segurança to Esegur SA, a related company. This sale generated a loss of Euro 6,605;

—	sale of ES Venture Ltd to ES Private Equity Ltd, a related company, at book value. The Company released a provision for write down of investment in ES Venture amounting to Euro 624,000 (see Note 17);

—	purchase of 624,536 additional shares of Bespar;

—	subscription of 1,875,000 shares in the capital increase of Espírito Santo Saúde for an amount of Euro 3,000,000 and a capital advance of Euro 6,000,000;

—	subscription of 8,791,106 shares in the capital increase of Partran SA (see Note 7).

During 2004, the following transactions took place:

—	purchase of additional 299,946 shares of Banco Espírito Santo;

—
sale of ESIA to Companhia de Seguros Tranquilidade SA, a group related company for a total consideration of Euro 7,678,318, including a loan in the amount of Euro 3,000,000 granted in 2004 and sold at its nominal value. This sale generated a loss of Euro 30,254,518. Additionally the Company released a provision for write down of investment in ESIA amounting to Euro 32,504,110. Consequently, the net result of the sale of ESIA amounted to Euro 2,249,592 (see Note 17);

—	subscription of 1,875,000 shares in the capital increase of Espírito Santo Saúde for an amount of Euro 3,750,000;

—	subscription of 13,333 shares of the capital increase of ES Bank (Panama) for an amount of US$ 13,333,000 corresponding to Euro 10,480,270 at the date of acquisition.

During 2003 the Company lent 1 million shares of Partran to Bespar. The shares were lent for an amount of Euro 5,000,000 and will return to the Company in 2006.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

The shareholders’ equity and the net income of the subsidiaries in which the Company owns more than 20% at 31 December 2005 are as follows:

	Shareholders’ equity		Net Income

	Eur’000		Eur’000
Espírito Santo Financial (Portugal)
31/12/2005	285,855		5,498
31/12/2004	307,941		5,854
ESFIL
31/12/2005	67,308		4,417
31/12/2004	75,435		4,034
Partran
31/12/2005	178,345		(2,736)
31/12/2004	115,151		(2,707)
Centum
31/12/2005	1,044		530
31/12/2004	10,114		468
ES Bank (Panama)
31/12/2005	32,925		3,726
31/12/2004	25,203		1,302
ESFG Overseas Ltd
31/12/2005	281,593	(*)	382
31/12/2004	281,211	(*)	—

(*) Include 281,210,536 Non-cumulative Guaranteed Preference Shares which are not owned by ESFG.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

NOTE 7 — LOANS TO AFFILIATED UNDERTAKINGS

	2004	2005

	Euros	Euros
ESFIL – Espírito Santo Financière SA	49,032,409	63,643,107
Espírito Santo Financial (Portugal) SGPS SA	340,170,461	340,170,461
Centum SGPS SA	20,816,477	29,716,477
Partran SGPS SA	43,951,891	1,606,182
ES Venture	5,052,000	—

	459,023,238	435,136,227

The balance due from ESFIL represents the following revolving loans:

—	CHF 59,040,000 granted on December 23, 1993;

—	CHF 10,000,000 subordinated loan granted on December 23, 1993;

—	Euro 4,300,000 granted on November 16, 2004;

—	Euro 15,000,000 granted on December 13, 2005.

The loans bear interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Espírito Santo Financial (Portugal) represents the following revolving loans:

—	Euro 71,879,127 granted on December 20, 2000 of which Euro 908,127 was repaid in 2002;

—	Euro 169,300,000 granted on November 29, 2002;

—	Euro 67,399,461 granted on December 20, 2002;

—	Euro 1,000,000 granted on January 30, 2003;

—	Euro 31,500,000 granted on July 04, 2003.

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Centum represents the following revolving loans:

—	Euro 9,989,723 granted on July 28, 2000 of which Euro 1,500,000 was repaid during 2002, Euro 1,100,000 during 2003, Euro 500,000 during 2004 and Euro 700,000 was repaid during 2005;

—	Euro 1,346,754 granted on December 22, 2000;

—	Euro 11,000,000 granted on December 21, 2001;

—	Euro 1,580,000 granted on April 29, 2003;

—	Euro 9,600,000 granted on June 15, 2005.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Partran represents the following revolving loans:

—	Euro 406,218 granted on January 7, 2005;

—	Euro 396,901 granted on April 7, 2005;

—	Euro 401,311 granted on July 7, 2005;

—	Euro 401,752 granted on October 7, 2005.

The loans amounting to Euro 43,951,891 granted until 2004 were converted into 8,791,106 shares in the capital-increase of Partran on March 11, 2005 (see Note 6).

The loans bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from ES Venture was totally repaid in 2005.

NOTE 8 — OTHER FINANCIAL ASSETS

Other financial assets include Euro 12,142,983 (2004: Euro 9,516,717) related to Life-Insurance policies in favour of the Company and some of its Directors.

NOTE 9 — DEBTORS

Debtors balances comprise essentially short term advances to and receivables from affiliated undertakings and related entities.

	2004	2005

	Euros	Euros
Companhia de Seguros Tranquilidade SA	7,947,071	226,290
Banco Espírito Santo SA	894,804	679,227
ESFIL – Espírito Santo Financière SA	5,753,756	1,079,255
Interest receivable (due within one year)	77,381	95,181
Others	399,205	320,131

	15,072,217	2,400,084

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

NOTE 10 — TRANSFERABLE SECURITIES

	2004	2005

	Euros	Euros
Equity securities
– Cost	4,246,788	1,972,581
– Impairment	(1,972,580)	(1,972,580)

Book value	2,274,208	1

NOTE 11 — CASH AT BANK AND CASH IN HAND

Cash at bank and cash in hand include Euro 364,000,000 with Banco Espírito Santo SA, a bank subsidiary, and Euro 35,300,000 with ES Bank Panama SA, also a bank subsidiary (2004: Euro 60,000,000 and Euro nil, respectively).

NOTE 12 — SUBSCRIBED CAPITAL

	2004	2005

	Euros	Euros
Ordinary shares
Authorised:
100,000,000 (2004 – 100,000,000) shares of Euros 10 (2004 – Euros 10) each	1,000,000,000	1,000,000,000

Subscribed, issued and fully paid:
56,724,055 (2004: 47,908,555) shares of Euros 10 (2004 – Euros 10) each	479,085,550	567,240,550

As of July 19, 2005, the Company has increased its share capital, with the issuance of 7,894,736 new ordinary shares at Euro 19.0 with a face value of Euro 10 each. Additionally, in relation to the placing of the 7,894,736 new ordinary shares, on August 9, 2005, the over- allotment option was exercised in respect of 920,764 new ordinary shares, taking the total number of new ordinary shares issued under the offer to 8,815,500 new ordinary shares.

NOTE 13 — SHARE PREMIUM ACCOUNT, RESERVES AND PROFIT BROUGHT FORWARD

	Share premium account	Legal reserve	Other reserves	Profit brought forward

	Euros	Euros	Euros	Euros
December 31, 2004	170,526,368	24,515,510	136,245,349	—
Prior year profit	—	—	—	15,152,233
Appropriation to legal reserve	—	758,000	—	(758,000)
Dividend paid	—	—	—	(9,581,711)
Capital increase	79,339,500	—	—	—

December 31, 2005	249,865,868	25,273,510	136,245,349	4,812,522

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

The issuance of 8,815,500 new ordinary shares at Euro 19.0 per share which took place in 2005 (see Note 12) gave rise to a share premium of Euro 9.0 per share.

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. The legal reserve is not available for distribution. The other reserves are available for distribution at the discretion of the shareholders.

The appropriation of the 2004 result was approved at the annual general meeting of shareholders on May 27, 2005. The shareholders decided to pay a dividend of Euros 0.20 per share on 47,908,555 ordinary shares issued at December 31, 2004.

NOTE 14 — BONDS

	2004	2005

	Euros	Euros
Fixed Rate Convertible Notes due 2006	200,000,000	38,393,000
Fixed Rate Convertible Notes due 2007	110,000,000	—
Fixed Rate Step-Up Notes due 2025	—	500,000,000

	310,000,000	538,393,000

ESFG has the following convertible bond issues outstanding at December 31, 2005:

—
Euro 38,393,000 (2004 : Euro 200,000,000) 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 12, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of Euro 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date. During 2005, the Company repurchased on the market an amount of Euro 161,607,000 at an average price of 105.5% of nominal value.

—
Euro 500,000,000 Fixed Rate Step-Up Notes due 2025 with 10,000 warrants issued on November 15, 2005. Each Note will bear interest at the rate of 3.55% until November 15, 2010 and 5.05% from then on. Each warrant entitles the holder to subscribe Euro 50,000 to acquire fully paid up shares of Euro 10.0 each of ESFG at an initial exercise price of Euro 24.50 per share. The rights under the warrants are exercisable from and including December 26, 2005 up to the close of business on November 8, 2025. The notes and warrants may not be detached or traded separately prior to November 15, 2006. Unless previously redeemed, or repurchased and cancelled, the Notes will be redeemed at their principal amount on November 15, 2025.

In November 2005, the Company repurchased on the market the Euro 110,000,000 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated 7 February, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). The bonds were issued at 90% of their principal amount. The bonds were repurchased at an average price of 102.75% of nominal value.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

NOTE 15 — OTHER CREDITORS

	2004	2005

	Euros	Euros
Interest payable (less than one year)	4,679,386	2,476,811
Payable to group companies (more than one year)	277,899,804	263,863,131
Sundry payables (less than one year)	370,181	1,920,112

	282,949,371	268,260,054

Payable to group companies include Euro 263,863,131 due to ESFG Overseas Ltd (2004: Euro 277,899,804). The advance from ESFG Overseas Ltd is revolving and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties. In 2005, the interest charge was Euro 14,731,373 (2004: Euro 15,997,372).

NOTE 16 — OTHER OPERATING CHARGES

In 2005, other operating charges include:

—
Euro 14,571,718 of premium paid on the Euro 110,000,000 3.47% convertible bonds 2007 and Euro 161,607,000 4.75% convertible Bonds 2006 repurchased on the market and the accelerated amortisation of the outstanding discount (see Notes 5 and 14);

—	Euro 2,111,149 of charges in connection with stock-options exercised by some Directors of the Company (2004: Euro 541,872) (see Note 18).

In 2004, other operating charges mainly included Euro 1,107,432 paid to ESFG Overseas Ltd, within the guarantee issued in 1998 related to the Non-cumulative Guaranteed Preference Shares (see Note 18).

NOTE 17 — INCOME FROM FINANCIAL ASSETS

	2004	2005

	Euros	Euros
Gains on sale of shares in affiliated undertakings	2,295,864	191,782

Gains on sale of shares in affiliated undertakings in 2005 result from the net losses in sale of BES and ES Equipamento de Segurança shares and the reversal of a provision of Euro 624,000 on ES Venture as referred to in Note 6. In 2004 it included Euro 2,249,592 from the sale of the Company’s investment in ESIA to Companhia de Seguros Tranquilidade SA, as referred to in Note 6.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

	2004	2005

	Euros	Euros
Income from participating interests and derived from affiliated undertakings – Dividend income
Banco Espírito Santo SA	485,725	624,442
ESFIL – Espírito Santo Financière SA	—	12,500,000
Espírito Santo Financial (Portugal) SA	49,790,400	26,518,800
Bespar SGPS SA	189,180	208,098
Centum SGPS SA	—	9,600,000
Others	33,803	36,208

	50,499,108	49,487,548

Income from other transferable securities and from loans forming part of the fixed assets
Interest income on loans to affiliated undertakings	2,288,843	2,411,948
Gains on sale of transferable securities	1,235,201	8,446,583

	3,524,044	10,858,531

NOTE 18 — COMMITMENTS AND CONTINGENCIES

	2004	2005

	Euros	Euros
Guarantees granted	556,210,534	581,210,534

In June 1998, ESFG issued a guarantee to ESFG Overseas Ltd to cover the payment of dividends and liquidation of the Non-cumulative Guaranteed Preference Shares in the amount of Euro 153,387,564 (formerly DEM 300 million) and Euro 127,822,970 (formerly DEM 250 million) issued by ESFG Overseas Ltd, Cayman Islands.

Under this guarantee, ESFG irrevocably and unconditionally agrees to pay the holders of the preference shares the guaranteed payments, as and when due, regardless of any defence, right of set-off or counterclaim which ESFG Overseas Ltd may have or assert. This guarantee is continuing, irrevocable, unconditional and absolute.

This caption also includes a guarantee granted to Banque Espirito Santo et de la Vénetie in the amount of Euro 200,000,000 (2004: Euro 200,000,000) and to BIC International Bank Ltd. in the amount of Euro 100,000,000 (2004: Euro 75,000,000).

As of April 15, 1999, ESFG established a share option programme that entitles key management personnel to purchase shares in the entity. Under the program, ESFG may grant options to its employees up to 2,200,000 ordinary shares. The exercise price of each option equals the market price of ESFG shares on the date of grant and an option’s maximum term is of 10 years. Options are granted at the discretion of the Board of Directors and have a vesting period of 1 year. As of December 31, 2005 the program has a balance of 1,805,000 share options outstanding. During 2005, 250,000 share options (2004: 145,000 share options) were exercised

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

having the Company paid to its employees an amount of Euro 2,111,149 (2004: Euro 541,872), which was charged to the profit and loss account.

NOTE 19 — TAXATION

On September 6, 2002, an extraordinary general meeting of shareholders decided to change the tax status of the Company from that of a 1929 holding company to that of an ordinary taxable investment company. Consequently, until such date, the Company qualified under Luxembourg law as a holding company and accordingly no Luxembourg taxes on income or capital gains were payable; the Company was subject to an annual “taxe d’abonnement” on the average market value of the issued share capital at the rate of 0.20% per annum. Since then the Company is subject to the general tax regulations applicable to investment companies.